news release

Zi opens up Chinese handwriting recognition market
with download technology at CommunicAsia next week

Sony Ericsson Chinese smartphone users can now benefit from the speed and natural ease of Decuma handwriting

CommunicAsia 2005, Singapore and Calgary, AB, Canada - June 10, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX:ZIC), a leading provider of intelligent interface solutions, today announced its natural handwriting recognition technology Decuma® is now available in Simplified Chinese for purchase by Chinese consumers as a download product for the first time. This is a significant first as Decuma Simplified Chinese (SC) has previously only been available for Original Equipment Manufacturers (OEMs) to embed in devices. The decision by Zi to make Decuma SC directly available to phone users has been driven by huge popular demand from the download community.

Now available for consumer download through Handango and its more than 100 download portals, Decuma enables users to increase the speed and accuracy of a smartphone's handwriting input mode. Zi Corporation will be demonstrating the Decuma languages at CommunicAsia, Stand 3K1-08 in the Canadian Pavilion.

"The capability of directly downloading Decuma SC to their handsets will deliver an intuitive and rapid input, similar to writing characters with pen on paper to Chinese phone users," commented Milos Djokovic, chief operating officer of Zi Corporation, "Zi already offers direct downloading of other products in its portfolio but, given the enormous potential of the Chinese mobile market which is already the largest in the world, this is a very significant step forward."

Decuma SC allows the Chinese phone user to easily and quickly enter words and phrases into his mobile phone using a unique, patented graphical user interface. Decuma SC provides a focused writing process by recognizing the characters where they are written and offering a candidate list at the same point of attention enabling a user to focus on one place. Because Decuma SC writing, character recognition and editing are all contained in a compact box-based display area on the phone's screen, the user can concentrate solely on writing. There is no need for the user to write a single character in and look up to where that character is displayed in another area of the phone display.

Decuma SC is compatible for downloading and use on Sony Ericsson P802, P908 and P910c mobile phones (the Chinese versions of the P800, P900 and P910 handsets). It is based on the Symbian OS and utilizes UIQ Technology.

To trial or purchase the Decuma SC technology, users may visit Handango.com. For additional product information, visit www.zicorp.com.

For media interviews or tours at CommunicAsia, please contact Brian Dolby or Bethany Caldwell at GBCS PR on +44 (0) 115 950 8399 or email brian@gbcspr.com or bethany@gbcspr.com.

Editor's Notes
 The Decuma SC handwriting recognition technology implements the following Chinese localization features:

•	The Decuma SC user interface (or display area on the phone) is a box-based display. After entering in a character in a box, Decuma SC will recognize and present the most likely candidate in the boxed area. Alternative candidates are easily accessible by tapping on the box corner for quick selection.
•	Decuma SC allows editing features such as 'back stroke' to delete recognized characters or strokes.
•	Decuma SC has a speed write feature, which enables the user to continuously write strings of characters one after the other in the boxes from left to right. After filling in the last box, simply go back to the left side and continue writing over again.
•	The Decuma SC user interface is expandable to two large boxes instead of three smaller ones for easy writing of very complicated characters with a many strokes.
•	The Word Association feature of Decuma SC allows the user to more quickly complete the next character.
•	User personalization features of Decuma SC include the ability for the user to add his own symbols/ to the database through the Shortcut/My Symbol feature.
•	Decuma SC includes recognition of latin letters, symbols and numerics

Decuma Simplified Chinese handles natural variations in Chinese writing styles including; printed, semi-cursive and common cursive. Printed style is when a character is written stroke by stroke in sequence. Semi-cursive style is when several or all strokes of an element are drawn as a single continuous stroke. Common cursive is when a whole character is drawn with one or two strokes. Decuma Chinese can recognize a broad range of entered characters, all within a single input screen.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

GBCS PR (Asian and European media)
Brian Dolby or Bethany Caldwell
+44 (0) 115 950 8399
brian@gbcspr.com / bethany@gbcspr.com

Keith Giannini or Laura Ackerman (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300